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     FILED BY PERKINELMER, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF
1933 AND UNDER RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

     SUBJECT COMPANY: PACKARD BIOSCIENCE COMPANY

     COMMISSION FILE NO.: 000-30385


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


         Date of report (Date of earliest event reported): July 13, 2001
                                                           -------------


                                PerkinElmer, Inc.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)


       Massachusetts                       1-5075                       04-2052042
----------------------------            ------------                -------------------
(State or Other Jurisdiction            (Commission                   (IRS Employer
    of Incorporation)                   File Number)                Identification No.)


45 William Street, Wellesley Massachusetts                               02481
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                              (Zip Code)


       Registrant's telephone number, including area code: (781) 237-5100
                                                           --------------


                                 Not Applicable
          -------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)


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     PerkinElmer plans to file with the SEC a Registration Statement on Form S-4 in connection with its proposed acquisition of Packard BioScience Company and PerkinElmer and Packard BioScience plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about PerkinElmer, Packard BioScience, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by PerkinElmer and Packard BioScience through the web site maintained by the SEC at www.sec.gov.

     In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from PerkinElmer by contacting Diane Basile at (781) 431-4306 or from Packard BioScience by contacting Wayne Richardson at (203) 238-2266. PerkinElmer and Packard BioScience, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding PerkinElmer's directors and executive officers is contained in PerkinElmer's Form 10-K for the year ended December 31, 2000 and its proxy statement dated March 13, 2001, which are filed with the SEC. As of June 30, 2001, PerkinElmer's directors and executive officers beneficially owned approximately 2,438,264 shares, or 2.4%, of PerkinElmer's common stock. Information regarding Packard BioScience's directors and executive officers that is not included in this press release is contained in Packard BioScience's Form 10-K for the year ended December 30, 2000 which is filed with the SEC. A recent amendment to the employment agreements of Packard BioScience's Chief Executive Officer, President and Chief Financial Officer provides that the employment term is automatically extended for an additional 25-month period on the first day of each future calendar month that follows the date that is two years prior to the end of the initial employment period. Also, the employment agreement of Packard BioScience's President was recently amended to provide him with a reimbursement, on an after-tax basis, for any excise taxes for which he is liable in connection with payments made by the company under his employment agreement or otherwise in connection with a change of control of the company. Finally, Packard's Secretary and General Counsel recently entered into an employment agreement with the company under terms substantially similar to those of the other executives of the company, as amended as described above. As of March 16, 2001, excluding the ownership of Stonington's shares that may imputed to certain directors, Packard BioScience's directors and executive officers beneficially owned approximately 3,384,880 shares, or 4.8%, of Packard BioScience's common stock. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.


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ITEM 5.  OTHER EVENTS.

     On July 13, 2001, PerkinElmer, Inc., a Massachusetts corporation ("PerkinElmer"), Pablo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of PerkinElmer, and Packard BioScience Company, a Delaware corporation ("Packard BioScience"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Pablo Acquisition Corp. will be merged with and into Packard BioScience (the "Merger"). Upon consummation of the Merger, Packard BioScience will become a wholly owned subsidiary of PerkinElmer.

     As a result of the Merger, each outstanding share of Packard BioScience common stock, $.002 par value per share (the "Packard BioScience Common Stock"), will be converted into the right to receive 0.311 of a share of PerkinElmer common stock, $1.00 par value per share (the "PerkinElmer Common Stock"). The Merger, which has been approved by the board of directors of each company, is subject to customary closing conditions and regulatory approvals, as well as the approval of the stockholders of Packard BioScience. In addition, pursuant to New York Stock Exchange rules, the issuance of shares of PerkinElmer Common Stock in the Merger is subject to the approval of PerkinElmer's shareholders.

     PerkinElmer also entered into a stockholder's agreement and voting agreements with certain stockholders of Packard BioScience who have voting control over more than 50% of the outstanding shares of Packard BioScience Common Stock (the "Controlling Shares"). Pursuant to the stockholder's agreement and voting agreements, such stockholders have agreed to vote the Controlling Shares in favor of the Merger.

     A copy of the Merger Agreement, the stockholder's agreement and the form of voting agreement are attached to this Current Report on Form 8-K as Exhibit 2.1,
99.1 and 99.2, respectively, and are incorporated herein by reference.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements of the Business Acquired.

     Not applicable.

     (b)  Pro Forma Financial Information.

     Not applicable.

     (c)  Exhibits.

      2.1 Agreement and Plan of Merger, dated as of July 13, 2001, among PerkinElmer, Inc., Pablo Acquisition Corp. and Packard BioScience Company. (1)
     99.1 Stockholder's Agreement, dated as of July 13, 2001, between PerkinElmer, Inc. and Stonington Capital Appreciation 1994 Fund, L.P.
          (1)
     99.2 Form of Voting Agreement, dated as of July 13, 2001, between PerkinElmer and certain stockholders of Packard BioScience Company.
          (1)

     (1) The exhibits and schedules to the Agreement have been omitted from this


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     filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of the exhibits and schedules to the U.S. Securities and Exchange Commission upon request.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             PERKINELMER, INC.


Date: July 18, 2001                          By: /s/ Terrance L. Carlson
                                                 -------------------------------
                                                 Terrance L. Carlson
                                                 Senior Vice President, General
                                                 Counsel and Clerk

                                  EXHIBIT INDEX


 2.1 Agreement and Plan of Merger, dated as of July 13, 2001, among PerkinElmer, Inc., Pablo Acquisition Corp. and Packard BioScience Company. (1)

99.1 Stockholder's Agreement, dated as of July 13, 2001, between PerkinElmer, Inc. and Stonington Capital Appreciation 1994 Fund, L.P. (1)

99.2 Form of Voting Agreement, dated as of July 13, 2001, between PerkinElmer and certain stockholders of Packard BioScience Company. (1)

(1) The exhibits and schedules to the Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any of the exhibits and schedules to the U.S. Securities and Exchange Commission upon request.